UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS
THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # _____)*

Aerie Pharmaceuticals, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

0771V108
(CUSIP Number)

Larry Randall
Alta Partners
One Embarcadero Center, Suite 3700
San Francisco, CA 94111
(415) 362-4022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 30, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s  initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of  the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 0771V108	13D

1.	Names of Reporting Persons. ACP IV, L.P.
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 4,289,582 (a)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 4,289,582 (a)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,582 (a)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% (b)
14.	Type of Reporting Person PN

(a) Includes (i) 3,916,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP IV, L.P. (“ACP”). ACP has sole voting and dispositive control over these shares of common stock (“Common Stock”) of Aerie Pharmaceuticals, Inc. (the “Issuer”), except that ACMP IV, LLC (“ACMP”), the general partner of ACP, and Daniel S. Janney (“Janney”) and Guy P. Nohra (“Nohra” and collectively with Janney, the “Directors”), directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock. ACP, ACMP and the Directors are sometimes collectively referred to herein as the “Reporting Persons.”

(b) This percentage is based upon 22,205,717 shares of the Issuer’s Common Stock outstanding upon completion of the Issuer’s initial public offering (the “IPO”), based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

CUSIP # 0771V108	13D

1.	Names of Reporting Persons. ACMP IV, LLC
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,289,582 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,289,582 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,582 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% (b)
14.	Type of Reporting Person OO

(c) Includes (i) 3,916,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage is based on (i) 22,205,717 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 28, 2013, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

CUSIP # 0771V108	13D

1.	Names of Reporting Persons. Daniel S. Janney
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,289,582 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,289,582 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,582 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% (b)
14.	Type of Reporting Person IN

(c) Includes (i) 3,916,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage is based on (i) 22,205,717 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 28, 2013, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

CUSIP # 0771V108	13D

1.	Names of Reporting Persons. Guy P. Nohra
2.	Check The Appropriate Box If A Member Of A Group (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Source of Funds WC
5.	Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e): ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power -0-
	8.	Shared Voting Power 4,289,582 (c)
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power 4,289,582 (c)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,289,582 (c)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐
13.	Percent of Class Represented by Amount in Row (11) 19.3% (b)
14.	Type of Reporting Person IN

(c) Includes (i) 3,916,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP. ACP has sole voting and dispositive control over these shares of Common Stock, except that ACMP, as the general partner of ACP, and Janney and Nohra, as directors of ACMP, may be deemed to share the right to direct the voting and dispositive control over such stock.

(b) This percentage is based on (i) 22,205,717 shares of the Issuer’s Common Stock outstanding upon completion of the IPO, based on the Issuer’s prospectus filed under Rule 424(b)(4), filed with the SEC on October 28, 2013, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

CUSIP # 0771V108	13D

Item 1. Security and Issuer.

  This title and class of securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”), of Aerie Pharmaceuticals Inc., a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 135 US Highway 206, Suite 15, Bedminster, NJ 07921. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

Item 2. Identity and Background.

  (a) This Statement is being filed by (i) ACP IV, L.P., a Delaware limited partnership (“ACP”), (ii) ACMP IV, LLC, a Delaware limited liability company (“ACMP”), and (iii) Daniel S. Janney (“Janney”) and Guy P. Nohra (“Nohra” and, collectively with Janney, the “Directors”), the directors of ACMP.  ACP, ACMP and the Directors are sometimes hereinafter collectively referred to as the “Reporting Persons.”

  (b) The principal executive offices of ACP and ACMP and the business address of each of the Directors are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

  (c) The principal business of ACP is making venture capital investments.  ACMP’s principal business is acting as general partner of ACP.  Each of the Directors’ principal business is acting as a director of ACMP.

  (d) During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

  (f) Each of the Directors is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

  Prior to the completion of the initial public offering of the Common Stock on October 30, 2013 (the “IPO”), ACP held convertible promissory notes of the Issuer in principal amount of $4.9 million (the “2012 Notes”), shares of the Issuer’s Series A-1, Series A-2 and Series A-3 convertible preferred stock (the “Preferred Stock”), warrants to purchase shares of Series A-3 convertible preferred stock (the “Series A-3 Warrants”) and warrants to purchase shares of Series B preferred stock (the “Series B Warrants”).  Upon completion of the IPO, all outstanding principal and interest under ACP’s 2012 Notes was converted into 508,152 shares of Common Stock based on the initial public offering price of $10.00 per share and all of ACP’s Preferred Stock automatically converted into an aggregate of 3,297,947 shares of Common Stock. Upon completion of the IPO, ACP’s Series A-3 Warrants and ACP’s Series B Warrants automatically became exercisable for 150,000 shares of Common Stock at an exercise price of $5.00 per share and 223,483 shares of Common Stock at an exercise price of $0.05 per share, respectively.  On October 30, 2013, ACP purchased 110,000 shares of Common Stock in the IPO at the initial public offering price of $10.00 per share, for an aggregate purchase price of $1.1 million.

  ACP received the funds used for the purchase of these securities from capital contributions made to ACP by its partners for investment purposes.

Item 4.  Purpose of Transaction.

  ACP purchased the aforementioned securities for investment purposes with the aim of increasing the value of its investments and the Issuer.

  Except as set forth in Item 6 below, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons reserves the right to propose or participate in future transactions which may result in one or more of such actions, including but not limited to, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, sale of a material amount of assets of the Issuer or its subsidiaries, or other transactions which might have the effect of causing the Common Stock to become eligible for termination of registration under Section 12(g) of the Securities Exchange Act of 1934 (the “Act”). The Reporting Persons also retain the right to change their investment intent at any time, to acquire additional shares of Common Stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the Common Stock beneficially owned by them (or any shares of Common Stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

Item 5.  Interest in Securities of the Issuer.

  (a)-(b)

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power (2)	Sole Dispositive Power	Shared Dispositive Power (2)	Beneficial Ownership	Percentage of Class
ACP IV, L.P.	4,289,582 (1)	4,289,582 (1)		4,289,582 (1)	0	4,289,582	19.3% (3)
ACMP IV, LLC	0	0	4,289,582	0	4,289,582	4,289,582	19.3% (3)
Daniel S. Janney	0	0	4,289,582	0	4,289,582	4,289,582	19.3% (3)
Guy P. Nohra	0	0	4,289,582	0	4,289,582	4,289,582	19.3% (3)

(1) Includes (i) 3,916,099 shares of Common Stock and (ii) warrants to purchase 373,483 shares of Common Stock held by ACP.

(2) Janney and Nohra serve as directors of ACMP, which serves as the general partner of ACP. ACMP owns no securities of the Issuer directly. Janney and Nohra share voting and investment control over the shares owned by ACP and may be deemed to beneficially own the shares held by ACP.

(3) This percentage is based upon (i) 22,205,717 shares of the Issuer’s Common Stock outstanding as of the completion of the Issuer’s initial public offering (“IPO”), as set forth in the Issuer’s prospectus filed under Rule 424(b)(4), filed with the Securities and Exchange Commission (the “SEC”) on October 28, 2013, plus (ii) 373,483 shares of Common Stock issuable upon exercise of warrants beneficially owned by the Reporting Persons within 60 days of the date of this filing.

  (c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

  (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

  (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Amended and Restated Investor Rights Agreement

  ACP and certain other stockholders (collectively, the “Holders”) of the Issuer have entered into an Amended and Restated Investor Rights Agreement, dated February 23, 2011, as amended on December 7, 2012 (as amended, the “Investor Rights Agreement”), with the Issuer.  Subject to the terms of the Investor Rights Agreement, holders of shares having registration rights (“Registrable Securities”) can demand that the Issuer file a registration statement or request that their shares be covered by a registration statement that the Issuer is otherwise filing.

Demand Registration Rights

  At any time after 180 days after the effective date of the Issuer’s initial public offering, subject to certain conditions, if the Issuer receives a written request from Holders of Registrable Securities holding at least a majority of the Registrable Securities then outstanding (the “Initiating Holders”) that the Issuer file a registration statement (a “Demand Registration”) under the Securities Act covering the registration of the Registrable Securities then held by such Holders, then the Issuer shall, as soon as practicable, and subject to specified conditions and limitations, effect the registration under the Securities Act of all Registrable Securities that all holders request to be registered.

  The Issuer shall not be required to effect such a registration:

  ● After the Issuer has effected two such demand registrations;

  ● If the Registrable Securities requested to be registered have an anticipated aggregate public offering price (before any underwriting discount or commission) of less than $10,000,000;

  ● During any period beginning with the date 60 days prior to the Issuer’s good faith estimate of  the effective date of a registration statement filed by the Issuer covering a firm commitment underwritten public offering and prior to the later to occur of the completion of the period of distribution for such offering or 180 days after the effective date of such registration statement; or

  ● If the Issuer’s board of directors in good faith determines that registration of the Registrable Securities would be seriously detrimental to the Issuer and its stockholders, in which case the Issuer may defer the filing of the registration statement for up to 90 days (but may not exercise this deferral right more than once in any 12-month period).

Piggyback Registration Rights

  Except with respect to registration statements on Forms S-4 and S-8, the Holders also have piggyback registration rights under the Investor Rights Agreement. Under these provisions, if the Issuer registers any securities for public sale, these Holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of shares having registration rights to be included in the registration statement, and piggyback registration rights are also subject to priority rights of stockholders having demand registration rights in any demand registration.

Form S-3 Registration Rights

  If the Issuer is eligible to file a registration statement on Form S-3, the Holders of Registrable Securities have the right, on one or more occasions, to request registration on Form S-3 of the sale of Registrable Securities held by such Holder, provided that such securities are anticipated to have an aggregate sale price  in excess of $500,000. The Issuer has the ability to delay the filing of such registration statement under specified conditions, including if the Issuer’s Board of Directors in good faith determines that the registration of the Registrable Securities would be seriously detrimental to the Issuer and its stockholders.  Such postponement cannot exceed 90 days during any 12-month period.  The Issuer is not obligated to effect more than two registrations of Registrable Securities on Form S-3 in any 12-month period.

Expenses of Registration

  Under the Investor Rights Agreement, subject to certain conditions, exceptions and limitations, the Issuer is required to pay all registration expenses, other than underwriting discounts and commissions, related to any demand, piggyback or Form S-3 registration, including reasonable attorneys' fees and disbursements of one counsel for the Holders of Registrable Securities.  All underwriting discounts and commissions in connection with any demand, piggyback or Form S-3 registration shall be borne by the participating sellers in proportion to the number of shares registered by each,.

Indemnification

  The Investor Rights Agreement contains customary cross-indemnification provisions, pursuant to which the Issuer is obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to the Issuer, and the selling stockholders are obligated to indemnify the Issuer for material misstatements or omissions attributable to them.

Termination

  Shares of Common Stock cease to be Registrable Securities under the Investor Rights Agreement, and a stockholder party’s ability to initiate a registration or exercise its piggyback registration rights terminates, upon the earlier of:

  ● with respect to any Holder holding one percent of the Issuer’s outstanding Common Stock, the date such stockholder is able to dispose of all its Registrable Securities in any 3-month period pursuant to Rule 144 under the Securities Act;

  ● The third anniversary of the closing of the Issuer’s initial public offering; or

  ● The consummation of a liquidation event of Issuer.

Lock-up Agreement

  ACP, along with all of the Issuer’s officers and directors and substantially all of the Issuer’s stockholders, have agreed that, subject to certain limited exceptions, they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any of these transactions are to be settled by delivery of Common Stock or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or make any demand for, or exercise any right with respect to, the registration of the offer and sale of any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, without, in each case, the prior written consent of RBC Capital Markets, LLC and Stifel, Nicolaus & Company, Incorporated for a period of 180 days after October 24, 2013.

  The foregoing description of the terms of the Investor Rights Agreement and the Lock-up Agreement is intended as a summary only and is qualified in its entirety by reference to the Investor Rights Agreement and Form of Lock-up Agreement, which are filed as exhibits to this Schedule 13D and incorporated by reference herein.

  Other than as described in this Statement, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit A:   Joint Filing Statement.

Exhibit B:   Amended and Restated Investor Rights Agreement by and among the Issuer and the investors identified on the signature pages thereto, dated as of February 23, 2011, incorporated by reference to Exhibit 10.1 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-191219), filed with the SEC on October 3, 2012.

Exhibit C:  First Amendment to Amended and Restated Investor Rights Agreement by and among the Issuer and the investors identified on the signature pages thereto, dated as of December 7, 2012, incorporated by reference to Exhibit 10.2 to Amendment No. 1 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-191219), filed with the SEC on October 3, 2012.

Exhibit D:  Form of Lock-up Agreement, incorporated by reference to Exhibit A to the Underwriting Agreement filed as Exhibit 1.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 (SEC File No. 333-191219), filed with the SEC on October 15, 2013.

Signature

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  November 12, 2013

ACP IV, L.P. By: ACMP IV, LLC

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Director

ACMP IV, LLC

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Director

 /s/ Daniel S. Janney
Daniel S. Janney

/s/ Guy P. Nohra
Guy P. Nohra

EXHIBIT A

Joint Filing Statement

  We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date: November 12, 2013

ACP IV, L.P. By: ACMP IV, LLC

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Director

ACMP IV, LLC

By:	/s/ Daniel S. Janney
Name: Daniel S. Janney
Title: Director

 /s/ Daniel S. Janney
Daniel S. Janney

/s/ Guy P. Nohra
Guy P. Nohra